AERT, Inc.
Advanced Environmental Recycling Technologies, Inc.
P.O. Box 1237, Springdale, Arkansas 72765
(479) 756-7400 — Fax (479) 756-7410

September 4, 2008
Via EDGAR and Facsimile (202) 772-9369
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attn: Dorine H. Miller
Re:	Advanced Environmental Recycling Technologies, Inc. Registration Statement on Form S-3 File No. 333-147679
Dear Ms. Miller:
     Advanced Environmental Recycling Technologies, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to September 5, 2008 or as soon as practicable on or after the date of this request. The proposed issue is not being underwritten and no particular time of day for acceleration is being requested.
     The Company hereby acknowledges that:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Company may not assert the staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, or require any additional information, please do not hesitate to call the undersigned on behalf of the Company at 479-756-7400 or our attorney J. Patrick Ryan at Akin Gump Strauss Hauer & Feld LLP at 210-281-7232.

Very truly yours, ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
By:	/s/ Joe G. Brooks

Title:	Chairman of the Board and Chief Executive Officer